Tel Aviv, January 18, 2006 Our ref: 8268

VIA EDGAR

George F. Ohsiek, Jr.
Branch Chief
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Blue Square-Israel Ltd. Form 20-F for the fiscal year ended December 31, 2004 Filed June 30, 2005 File No. 333-05024

Dear Mr. Ohsiek:

We enclose herewith, on behalf of Blue Square-Israel Ltd. (“Blue Square”), responses to the comments raised by Adam Phippen, Staff Accountant, in a phone call with the undersigned on January 4, 2006 with respect to the Form 20-F of Blue Square for the year ended December 31, 2004. Below we have noted the original comments from the Staff in bold face type and Blue Square’s responses in regular type. The numbering corresponds to the comment numbers in the Staff’s original letter to Blue Square, dated October 31, 2005.

The enclosed responses are written on behalf of Blue Square, and reference in the responses to “we” and “our” refer to Blue Square.

Form 20-F for Fiscal Year Ended December 31, 2004

Item 15. Controls and Procedures, page 111

5.	We note your disclosure that there can be no absolute assurance that your disclosure controls and procedures will detect or uncover all failures. Please either remove this disclosure, or revise your disclosure to clarify that your disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Also revise your conclusion regarding effectiveness to reflect, if true, that the disclosure controls and procedures are effective at the reasonable assurance level. If your disclosure controls and procedures are not effective at the reasonable assurance level, please revise your disclosure to state this. Refer to Part II.F.4 of Final Rule Release 33-8238 for guidance.

See response to comment 6 below.

6.	Please revise your disclosures regarding your principal executive old financial officers’ conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise revise accordingly.

As per the comments from Mr. Adam Phippen, Blue Square has filed a Form 20-F/A containing a revised Item 15.

Item 17. Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 2. Significant Accounting Policies, page F-10

9.	Please disclose the terms of and how you account for your “Buy & Bonus” and “Mega” frequent-buyer incentive programs. Ensure the disclosure addresses both the timingof recognition and statements of operations classification of amounts paid pursuant to these arrangements. Also revise your United States GAAP disclosures in Note 18, as applicable, to address any timing and/or classification differences between United States and Israeli GAAP with respect to your accounting for these arrangements. Refer to EITFs 00-22 and 01-9, as applicable.

In response to comments conveyed by Mr. Phippen, Blue Square has agreed that all expenses (reduction of expenses) resulting from the adjustment of the provisions that are recorded in selling and marketing expenses will be disclosed in future filings with the SEC. In addition, if these amounts are material in the future, Blue Square has agreed to disclose this fact in the US GAAP reconciliation section of its annual financial statements.

Note 3 (b). Investee Companies – Proportionally Consolidated Companies, page F-18

11.	Please revise to also disclose the following amounts proportionally consolidated: net income and cash flows from operating, financing, and investing activities. Refer to Item 17(c)(2)(vii) of Form 20-F and Rule 1-02(bb) of Regulation S-X.

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As indicated in our letter dated October 31, 2005 to you, please find in the tables below the requested data:

	2002	2003	2004
	NIS in thousands

Net income (loss)	(3,673)	(10,658)	(1,734)

	2002	2003	2004
	NIS in thousands

Cash flows from operating activities	5,874	10,028	8,347

Cash flows from financing activities	(1,298)	(1,909)	(378)

Cash flows from investing activities	1,048	(218)	22

In response to comments conveyed by Mr. Phippen, Blue Square has agreed that, to the extent material, this information will also be included in the Company’s future annual financial statements.

Note 18. Effect of Material Difference Between Generally Accepted Accounting Principles in Israel and in the U.S.A., page F-41

Note 18 (a) (12). Classification of Certain Expenses, page F-44

13.	Given the significance of the classification differences, please revise to disclose the nature and amount of each item which is included in non-operating expenses 1under Israeli GAAP, but would be included in operating expenses pursuant to United States GAAP.

In response to comments conveyed by Mr. Phippen, Blue Square has agreed that a cross-reference to Note 15h. (supplementary financial statements information for other expenses, net) will be inserted into paragraph 12 of Note 18 (effect of material differences between generally accepted accounting principles in Israel and in the U.S.A. – classification of certain expenses) to the annual financial statements.

If you have any questions or concerns, please call the undersigned at 972-3-607-4475.

Very truly yours, /s/ Perry Wildes Perry Wildes, Adv.

cc:	Mr. Emanuel Avner Ms. Iris Penso, Adv.

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